Exhibit (j)(1)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 50 to Registration Statement No. 33-82366 on Form N-1A of our report dated December 29, 2009, relating to the financial statements and financial highlights of MassMutual Premier Short-Duration Bond Fund, MassMutual Premier Core Bond Fund, MassMutual Premier Diversified Bond Fund and MassMutual Premier Focused International Fund, each a series of MassMutual Premier Funds, appearing in the Annual Report on Form N-CSR of MassMutual Premier Funds for the year ended October 31, 2009, and to the references to us under the headings “Other Disclosures”, “Independent Registered Public Accounting Firm” and “Experts” in the Statement of Additional Information, which are part of such Registration Statement.

/s/ Deloitte & Touche LLP

Boston, Massachusetts

October 4, 2010